Mail Stop 3561

January 30, 2009

Michael R. Odell
Chief Executive Officer
Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

> **Re:** **Pep Boys – Manny, Moe & Jack**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed May 1, 2008**
> **Forms 10-Q for Fiscal Quarters Ended May 3, August 2, and November 1, 2008**
> **Filed June 11, September 10, and December 10, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 9, 2008**
> **File No. 001-03381**

Dear Mr. Odell:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 1A. Risk Factors, page 8

1. In your introductory paragraph to your "Risk Factor" section you state that "[t]he risks described below may not be the only risks we face." Please revise your introductory paragraph to clearly indicate to the reader that your risk factor section discloses all known material risks that the company faces.

2. In the first risk factor on page 10 you indicate that as a result of certain investigations in connection with a number of your store acquisitions and financings that soil or groundwater may be contaminated at some of your properties. Please elaborate upon the results of your investigations and the extent of the contamination.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 17

Overview, page 17

Introduction, page 17

3. In the first full paragraph on page 18 you state "[a] significant portion of this loss was attributable to the initial steps taken in accordance with our long-term strategic plan." Please elaborate upon this statement to discuss what "initial steps" taken with respect to your long-term strategic plan were directly responsible for a significant portion of your loss.

Capital & Liquidity, page 18

4. Please expand this section to discuss known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity decreasing or increasing in any material way and provide additional information about the variability and certainty of cash flows. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. In addition, describe material commitments for capital expenditures as of the end of the year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Capital Resources and Needs, page 18

5. In the seventh full paragraph on page 18 you disclose that you received approximately $30 million as a result of the cancellation of certain company-owned life insurance policies. Please discuss the nature of these life insurance policies such as why you maintained these policies and why these policies were cancelled.

6. In your last paragraph on page 18 you disclose your belief that the market value of 29 properties that you are required to purchase exceeds their purchase price. Please briefly discuss the basis for your belief.

7. In the second full paragraph of page 19 you disclose your working capital as of the end of each of your last three fiscal years. Please note that your discussion of cash flows should not be a narrative recitation of information readily available from the statement of cash flows. Please enhance the reader's understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes. In this regard, we note that the significant fluctuations in working capital items are not analyzed to permit a reader to understand the extent to which changes are the result of growth of the business versus changes in timing of working capital turnover. Please explain in more detail what the underlying reasons are for period to period fluctuations as well as the expected effects of known trends, uncertainties and events on future cash flow.

Results of Operations, page 23

8. In the final paragraph on page 17 you state "[d]espite a very difficult macroeconomic environment which negatively impacted our entire business throughout 2007…" Also, in the first full paragraph on page 18 you state "[a] significant portion of this loss was attributable to the initial steps taken in accordance with your long-term strategic plan." Yet, it does not appear that you have provided an assessment of these trends and uncertainties in your discussion and analysis to enable a reader to ascertain the likelihood that past performance is indicative of future performance. In addition, it does not appear that you have identified and provided a discussion and analysis of the key variables and other qualitative and quantitative factors which are necessary for an understanding and evaluation of the business and results of operations through the eyes of management. Please revise your discussion and analysis to describe known trends and/or uncertainties that have had or that are reasonably likely to have a material impact on revenues or income from operations. Please also provide a discussion and analysis of the key variables and other factors necessary for an understanding of revenues and operating results. For example, on page 25 you state that your 2008 total revenues decreased, in part, because of lower customer counts. Please discuss why you believe you experienced lower customer counts in 2007 and the actions you are taking to address them. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 39

Note 1 – Summary of Significant Accounting Policies

Merchandise Inventories, page 39

9. We note you recorded an inventory impairment charge during the third quarter of fiscal 2007 for the discontinuance and planned exit of certain non-core merchandise products. Please confirm to us that the carrying value after the impairment charge equals the selling price of the merchandise. If you did not write down the carrying value to the selling price, please tell us how you determined the impairment charge and the basis for your methodology. Also, please tell us why you chose to record an impairment charge and sell the merchandise rather than return it to the relevant vendors for credit. In this regard, we note your statement that excess inventory has historically been returned to your vendors for credit.

Segment Information, page 45

10. We note that you report one operating and reporting segment. Please provide us with your analysis under paragraphs 10-15 of SFAS 131 to support your conclusion that you only have one operating segment. Your response should identify your Chief Operating Decision Maker (CODM) and the information that he regularly reviews when making decisions about resource allocation and performance evaluation. If your response indicates that your CODM only reviews consolidated results, please explain to us how your CODM is able to manage your company in an effective control environment without looking at any additional detail. For example, we note from the face of your statement of operations that the gross profit margin on your merchandise sales is two or three times higher than the gross profit margin on your service revenues. We believe this difference in gross profit margin is indicative of the significant underlying differences between retail businesses and service providers, and it is unclear to us that your CODM could effectively manage your company without separately reviewing and managing your retail stores and your service centers. In this regard, we note your disclosures at the top of page 28, among others. As another example, we note your discussion on page 3 concerning your future plans to expand using a "hub and spoke" model, and we assume that your CODM would need to regularly review results and performance on some type of geographic basis to identify those areas where smaller "spoke" shops would be warranted and to monitor the effectiveness of this particular model for expansion. Similarly, we note that you closed several underperforming stores in fiscal 2007, and given the current struggling economy we assume that your CODM would need to continue to monitor store performance to identify future underperforming stores in order to effectively implement your long-term strategic plan. Please provide us with any additional information that you believe would assist us in understanding how your business is managed and how you determined your segments.

Note 2 – Debt and Financing Arrangements, page 49

11. We note your disclosure on page 51 concerning your debt covenants, and particularly the EBITDA requirement that is triggered if the availability under your line of credit agreement drops below a set amount. Given the significance of your debt balances, either here or in another appropriate location in your filing, please consider providing your readers with additional information about this debt covenant and additional insight into your exposure during the year. Specifically, please consider disclosing your lowest available balance under your line of credit agreement during the year, providing a brief description of how EBITDA is calculated under this covenant, providing insight as to whether your EBITDA balance was ever below the threshold set by this covenant during the year, and clarifying what debt instruments are impacted by this covenant.

Note 5 – Lease and Other Commitments, page 52

12. We note your sale-leaseback transaction during the year and your subsequent sale-leaseback transactions executed during fiscal year 2008 as discussed in your Form 10-Q for the quarterly period ended November 1, 2008. For each of your sale-leaseback transactions, please describe to us your accounting. In doing so, please discuss how you calculated the present value of the minimum lease payments and how you determined the amount of the immediate gain on the transaction. Your response to us should specifically address the guidance in SFAS 66 and SFAS 98. Please also expand your disclosures about the accounting for these transactions.

Item 9A. Controls and Procedures, page 82

13. In the second to last paragraph on page 82 you state that you have "continued to implement changes designed to enhance the effectiveness of its financial close and reporting process including…" and then you list various changes. This statement seems to imply that you may have implemented other changes beyond the ones listed. If you have implemented other material changes, please disclose all material revisions to your internal controls over financial reporting and revise your disclosure to clearly indicate that you have disclosed all material changes. Please make similar changes, if applicable, to your Form 10-Qs for the periods ending May 3, August 2, and November 1, 2008.

14. In the final paragraph on page 82 you state that "[o]ther than these changes, the Company made no other changes to its internal control over financial reporting for the quarter ended February 2, 2008." Since you have implemented changes since the end of the second quarter of fiscal 2007, please specifically identify those changes you implemented in your internal controls over financial reporting in the quarter ended February 2, 2008 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please refer to Item 308(c).

15. We note your material weakness in the design and operating effectiveness of the Company's controls over the financial close and reporting process. We further note that this material weakness led to the restatement of your December 3, 2007 Form 10-K and your May 5, 2008 Form 10-Q for errors in your supplemental guarantor information and statements of cash flow presentation. We also note the error in your third quarter of fiscal year 2007 regarding the timing of the impairment charge for your store closures and the error in your analysis and documentation supporting the realizability of your net deferred tax asset included in the annual financial statements. For each error, please explain to us in more detail, and if applicable disclose to your readers, more detailed information as to how each error arose, how it was discovered and the specific change(s) implemented to address and resolve each matter.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

16. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) omit the parenthetical phrases in paragraph 4(d) and 5, (2) you include in the title of the document a reference to either the Chief Executive Officer or Chief Financial Officer and (3) you include the word "annual" before the word report in paragraphs 4(a), 4(c) and 4(d) of the certification filed with your Form 10K. We note similar alterations to the certifications filed with your Form 10-Qs filed in 2008. Please confirm that the inclusion of your CEO's and CFO's title was not intended to limit the capacity in which such individuals provided the certifications. In all future filings, your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 8

17. Under the caption "Compensation Committee Interlocks and Insider Participation," please identify each person who served as a member of the compensation committee of the registrant's board of directors or board committee performing equivalent functions during the last completed fiscal year and any other disclosure required under Item 407(e)(4) of Regulation S-K which is applicable to you.

Certain Relationships and Related Transactions, page 11

18. Please describe your policies and procedures for review, approval, or ratification of any transaction that you are required to report under paragraph (a) of Item 404 of Regulation S-K. Also, clarify whether the policies and procedures for the review, approval or ratification of transactions with related persons are in writing, and, if not, how the policies and procedures are evidenced. See Item 404(b)(1)(i), (ii) and (iv) of Regulation S-K.

<u>Executive Compensation, page 14</u>

<u>Compensation Discussion and Analysis, page 14</u>

<u>Summary, page 14</u>

19. Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer had the ability to call or attend human resources committee meetings, whether the chief executive officer met with the compensation consultant used by the human resources committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your executive compensation and the amount of input the chief executive officer had in developing compensation packages.

20. Please discuss fully the roles of the management consultants in determining or recommending the amount of executive or director compensation. See Item 407(e)(3)(iii) of Regulation S-K. Please discuss fully the nature and scope of each management consultants' assignment and disclose the work that each management consultant performed for management. Identify the members of management that participated in engaging the management consultant.

21. To the extent material, discuss how amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x) of Regulation S-K.

<u>Components of Compensation, page 15</u>

22. In the first paragraph on page 15 you state that "[t]he Human Resources Committee measures each named executive officers' individual performance during the applicable fiscal year on a five-point scale, based upon such executive officer's supervisor's assessment." Please elaborate further about the "five-point" scale and its components. In this regard, please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

23. We note in your discussion regarding the corporate bonus objectives that you have excluded information regarding the "Field Management Turnover Percentage" on the basis that the disclosure of this information would cause you competitive harm. Please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate for you to omit this performance objective, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of

the Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target level or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. If you determined incentive amounts based upon a historical review of the predictability of your performance objectives, please address the relationship between historical and future achievement.

24. On page 15 you state that "[i]ndividual goals were also established for Messrs. Cirelli and Yanowitz…" Please elaborate further upon the individual performance goals that you established for Messrs. Cirelli and Yanowitz.

25. In the fourth paragraph on page 16 you state that "…the Human Resources Committee applies the performance values derived from the named executive officers' performance assessments (discussed above) to the target grants to determine the actual grant level." Please clarify if you are referring to the performance assessments you discussed under your "Base Salary" discussion, or the achievement of certain pre-established corporate and individual goals as described under "Short-Term Incentives." Please expand your discussion regarding how you determine the amount of restricted stock units and stock options to grant to each named executive officer. Please refer to Item 402(b)(1)(v) of Regulation S-K.

26. Please disclose whether discretion can be or has been exercised in awarding compensation such as any discretion to either award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout See Item 402(b)(2)(ix) of Regulation S-K.

Summary Compensation Table, page 20

27. Please expand the disclosure in this section to provide the narrative disclosure required by Item 402(e) of Regulation S-K.

28. In a footnote to your "Summary Compensation Table" please identify and quantify whether the earnings identified under the non-equity incentive plan compensation column were paid during the fiscal year, payable during the period but deferred at the election of the named executive officer, or payable by their terms at a later date. Please refer to Instruction 2 to Item 402(c)(2)(vii).

29. We note on page 18 under "Interim Chief Executive Officer" your statement that the compensation that Mr. Leonard received in fiscal 2006 is not reflected in the named executive office compensation tables. Since Mr. Leonard received compensation as a director and as an executive officer, please reflect his director compensation in your "Summary Compensation Table" and provide a footnote identifying and itemizing such compensation and amounts or advise why you are not required to do so. Please refer to Instruction 3 to Item 402(c).

Grants of Plan Based Awards, page 22

30. We note your discussion under "Short Term Incentives" that your short-term incentive plan is designed to reward the achievement of pre-established corporate, and for certain individuals, the attainment of individual goals. You also discuss the target payouts. However, your "Grants of Plan Based Awards" table did not include the columns which disclose the dollar value of the estimated future payout upon satisfaction of the conditions in question under your short-term incentive plan granted in the fiscal year, or the applicable range of estimated payouts denominated in dollars. Please disclose this information or discuss why you are not required to do so. Please refer to Item 402(d)(2)(iii). To the extent your equity grants granted under your long-term incentive plan are based on similar criteria, please disclose the information for that plan as well. Please refer to Item 402(d)(2)(iv).

Nonqualified Deferred Compensation Plan, page 25

31. Please expand the disclosure in this section to provide the narrative disclosure required by Item 402(i)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 1, 2008

Notes to Condensed Consolidated Financial Statements, page 5

Note 5 – Income Taxes, page 7

32. We note that you recorded deferred tax assets at February 2, 2008 and November 1, 2008. Given that you incurred a pre-tax loss in four out of the last five annual periods, and given the challenging economic environment noted in your Management's Discussion and Analysis narrative, it is unclear to us how you determined that it is more likely than not that these deferred tax assets would be realized. We note your disclosure in the Form 10-K and this Form 10-Q that your analysis included consideration of various tax planning strategies, but we are requesting more detailed information, particularly in light of the difficulties the current economic environment may pose to disposing of real estate. Please provide us with your analysis under SFAS 109 to support the expected realization of these deferred tax assets, including specifically addressing how you considered the guidance in paragraphs 23-24 of SFAS 109. As this matter may also be unclear to your readers, please expand your disclosure in your upcoming Form 10-K to better explain how you concluded that certain deferred tax assets were more likely than not to be realized, either here or in the related Critical Accounting Policies (Changed from Policy) within your Management's Discussion and Analysis.

Note 6. Discontinued Operations, page 7

33. We note your assets held for disposal as of February 2, 2008 and November 1, 2008 relating to your store closures during the third quarter of fiscal 2007. We further note that during the

nine months ended November 1, 2008, you disposed of four properties. We have the following comments:

- Please disclose the number of stores you have classified as held for disposal at each balance sheet date presented, as we believe this provides valuable information to your readers.

- It appears that the stores that were held for sale at November 1, 2008 may have been classified as held for sale for more than 12 months. If our understanding is correct, please explain in reasonable detail how you determined that you met the criteria of paragraph 30 of SFAS 144 at the time that you first classified such stores as held for sale and how you determined that you met the criteria of paragraph 31 of SFAS 144 once the stores had been classified as held for sale for one year. Additionally, please consider expanding your disclosure to address this matter for your readers, particularly if you continue to have stores classified as held for sale for more than 12 months.

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 20

Results of Operations, page 21

34. In your Form 10-Q we note your disclosure that your "…reduction in revenues and customer count was also adversely affected by the challenging economic environment, including a decline in miles driven in the current year as compared to the prior year." Please discuss your view of the impact current trends within the economy may have on your business, and how you have begun or anticipate addressing these trends in your operations currently and in the future. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Item 4. Controls and Procedures, page 26

Evaluation of Disclosure Controls and Procedures, page 26

35. We note that you include a summarized definition of the definition of disclosure controls and procedures outlined in Exchange Act Rule 13a-15(e) in each of your 10-Qs. In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. Alternatively, you may simply omit a definition of disclosure controls and procedures and state that the officer's conclusions regarding your disclosure controls and procedures.

Signatures, page 29

36. In addition to Mr. Arthur signing on your behalf, if he is also signing as your principal financial officer, please make that clear by including such information parenthetically under his title or otherwise as appropriate. Please confirm this fact for all of your Form 10-Qs filed in 2008. Please see General Instruction G to Form 10-Q.

Form 8-K Filed March 26, 2008

37. We note your presentation of various non-GAAP measures in the last table of Exhibit 99.2 to this Form 8-K. It is unclear to us how you current presentation and narrative comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K, and our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ). With reference to Questions 8 and 9 of our Non-GAAP FAQ, please revise your presentation of non-GAAP measures to fully comply with all required disclosures, including each bullet point of Question 8, and show us what your revised disclosure will look like.

Form 8-K filed April 23, 2008

38. We note that you did not provide your Commission File Number on your Form 8-K filed on April 25, 2008 and on other various Form 8-Ks filed in 2008. Please include your commission file number on each periodic or current report that you file.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director